Exhibit 23.1

CONSENT OF REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated October 8, 2009, except for Note S as to which the date is October 29, 2009, with respect to the consolidated financial statements and schedule of VSS-Cambium Holdings, LLC as of December 31, 2008 and for the year then ended, contained in the Registration Statement and Prospectus of Cambium Learning Group, Inc. (formerly Cambium-Voyager Holdings, Inc.). We consent to the use of the aforementioned report in Amendment No. 2 of this Registration Statement and Prospectus (File No. 333-161075) and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP

Boston, Massachusetts
October 29, 2009